

701 Ninth Street, N. W.
Washington, D. C. 20068

William T. Torgerson
Vice Chairman and
General Counsel

202-872-2590
202-872-2472 Fax
wtorgerson@pepco.com

November 9, 2007

Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

Ladies and Gentlemen:

I am Vice Chairman and General Counsel of Pepco Holdings Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of 6,500,000 shares of its common stock, par value $.01 per share (the "Offered Common Stock"), pursuant to a Registration Statement on Form S-3 (Registration No. 333-145691) under the Securities Act of 1933, as amended (the "Registration Statement"), which was automatically effective upon filing with the Securities and Exchange Commission on August 24, 2007. The Offered Common Stock is being offered and sold under a Purchase Agreement, dated November 8, 2007, between the Company and J.P. Morgan Securities Inc. (the "Purchase Agreement").

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Based upon the foregoing, I am of the opinion that the Offered Common Stock has been duly authorized and, if and when issued and delivered by the Company in accordance with the terms of the Purchase Agreement against payment of the consideration set forth in the Purchase Agreement, will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement.

Very truly yours,

/s/ WILLIAM T. TORGERSON
William T. Torgerson